SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File Number: 0-20944

Jones Programming Partners 2-A, Ltd.
(Exact name of Registrant as specified in its charter)

9697 E. Mineral Avenue, Englewood, Colorado 80112, (303) 792-3111
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Limited Partnership Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Jones Programming Partners 2-A, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JONES PROGRAMMING PARTNERS 2-A, LTD., a Colorado limited partnership
	By:	Jones Entertainment Group, Ltd., a Colorado corporation, as general partner
Dated: December 16, 2002		By:	/s/ TIMOTHY J. BURKE Timothy J. Burke Vice President